OCONEE FINANCIAL CORPORATION
2002

ANNUAL REPORT


03056438


RECD S.E.C.
APR 2 2 2003
1086




OCONEE STATE BANK
"The Bank of Friendly Service."



Letter to Shareholders



Dear Shareholders,

Despite uncertain economic times, 2002 was a successful year for Oconee Financial Corporation. I am delighted to report record earnings of $2,611,931. Net earnings for 2002 improved by $219,402, or 9.2%, as compared with $2,392,529 in 2001. Earnings per share for 2002 were $2.90, up from $2.66 in 2001. We continued to enjoy strong growth in 2002 with total assets ending the year at $246,643,082, representing growth of over $34 million, or 16.1% as compared to year-end 2001. Loan and deposit growth remained strong during the course of 2002. The Board of Directors declared a cash dividend of $1.00 per share, totaling $899,885, a payout of 34.45% of earnings for the year.

Because of our strong growth over the past several years, we have long needed additional space to house the operational and support functions of the Bank. In May 2002, we seized an opportunity to purchase the Wieland Designs building located at 7920 Macon Highway in Watkinsville. The 60,000 square foot building is divided into three 20,000 square foot sections. One section of the building is currently leased. The Bank intends to occupy 20,000 square feet with the remaining space to be leased at a future date. Various operational and support functions will be moving from our Main Office, the Athens Loan Center, and the current office condominiums located on Durham Street adjacent to the Main Office. The new Operations Center will be home to our Human Resources Department, Training facilities, Marketing function, Retail Banking administrative offices, Data Processing, Operations function, Bookkeeping Department, Proof Department, Mail operations, Call Center, Loan Operations and Collections, Compliance and Internal Audit functions, and the Financial Accounting functions of the Company. The Mortgage Department currently located in Condo #10 on Durham Street will not relocate in order to be near the Main Office and provide convenient access to our customers. Our hopes are to occupy the building by September or October of this year.

In August 2002, Oconee State Bank introduced a new product and service for children. The OSB Kids Club is a savings program for children 12 years old and younger. The goal of the program is to teach children about the responsibility of having a bank account, the importance of starting good savings habits at an early age, and to introduce students to the world of banking. The OSB Kids Club features its own unique characters - Olivia Owl, Scooter Squirrel, and Bubba Bear. Each character has its own personality and savings goals in an effort to make saving fun for kids. The first OSB Kids Bank was started at the Rocky Branch Elementary School. Students at the school become bankers under our supervision. We visit the school twice each month. In addition, OSB Kids have their own interactive page on our website. This program has been well received, and we have plans to expand to a second branch at the Colham Ferry Elementary School in the fall of 2003.

Due to the rapid growth the Bank has enjoyed over the past few years and expectations for continued growth into the future, it has become increasingly important that we look at how we do things in order to improve efficiency and work processes and to position the Bank to effectively manage future growth. As such, the Company began a bank-wide process improvement initiative in September 2002. Our partner in this endeavor is High Performing Systems, Inc., an organizational development and consulting firm headquartered in Oconee County. This comprehensive program is known to bank staff as SPIRE - Strategic Process Improvement and Realignment for Excellence. The program will be implemented over an extended period in conjunction with our strategic plan and will be integrated and coordinated with the Bank's ongoing projects. The program includes a variety of initiatives including training, coaching, consulting, and leader development to enable our directors, officers, and employees to become more efficient and effective in performing their jobs.

Letter to Shareholders



Oftentimes, we allow ourselves to become consumed with the day-to-day business of life, such that we fail to recognize how precious and fragile life truly is. In November 2002, our bank family was forced to face this reality in the untimely death of our fellow co-worker and friend Lori Wilson. Lori had served as a Customer Service Representative at our Main Office since April 2002. Her life was sadly taken on November 11, 2002 in a tragic automobile accident. Lori was loved by her fellow co-workers and customers alike. Her smiling face and pleasant personality will be forever missed by all who had the privilege of knowing her.

I am pleased to report that our Marketing Officer Margaret Whieldon was spotlighted in the February 2003 issue of the Independent Banker, a national trade magazine of the Independent Community Bankers of America. Margaret was profiled as an industry "rising star" in the category of marketing officer in recognition of her efforts at the bank and in the community. Margaret does an outstanding job in effectively communicating and supporting the Bank's public relations efforts to our community.

As most of you are aware, we began implementation of our newest service in March of this year. "Image Advantage" is a new, neater, and more efficient way for customers to receive their processed checks. The customer is provided letter-size sheets of paper with photo images of their checks printed on them in an organized fashion. Images of checks appear on personal statements in numerical order with the check number, posting date, and amount printed below each check. We feel that this service will make it easier for customers to reconcile their accounts, view checks, and store monthly statements. "Image" checks are accepted as legal proof and will be permanently stored by the Bank on non-reusable, non-erasable optical disks along with other important bank documents. It's like having a second, safe place to turn for a copy of your statements and checks. This new technology provides us the capability to provide checks in an organized, easy-to-read, easy-to-file, and convenient-to-access format while improving customer service efficiency.

Our record earnings performance in 2002 sets the bar higher for 2003. New initiatives, which began in 2002, will strengthen our Company to meet the challenges that lie ahead. With our continued focus on building physical, human, and technological infrastructure, our goal is to improve upon a sound financial base and reinvent as appropriate for the future. As we continue to face an uncertain economic environment, there will be continued pressure on our net interest margin and sustaining asset quality. We have been blessed with asset growth over the past several years in the markets we serve. As we continue to grow, our capital resources will be very critical to our future success. We will continue to do our best to reward your investment in Oconee Financial Corporation. On behalf of the Board of Directors and the 102 employees at Oconee State Bank, we thank you for your business and continued support.

Sincerely,

B. Amrey Harden

B. Amrey Harden
President and Chief Executive Officer
April 1, 2003



Table of Contents

Corporate Profile

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, it's wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2002, the Bank's total assets were $246,643,082 with shareholders' equity of $19,013,004.

On April 16, 2001, Oconee's Board of Directors declared a 5-for-1 stock split payable to shareholders of record on May 8, 2001. All share and per share amounts set forth in this annual report have been changed to reflect the stock split as if it had occurred on December 31, 1999.

At December 31, 2002, Oconee had 641 shareholders of record holding 899,885 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 61 trades of stock in 2002, aggregating 2,943 shares in blocks ranging from 1 share to 532 shares at prices ranging from $45.00 to $60.00 per share. Management is aware of 14 trades of stock in 2001, aggregating 1,340 shares in blocks ranging from 3 shares to 875 shares at prices ranging from $34.00 to $45.00 per share.

In 2002 and 2001, Oconee declared cash dividends of $899,885 ($1.00 per share) payable to shareholders of record on December 31 of each year. Oconee intends to continue paying cash dividends on an annual basis. Cash dividends for 2002 represented a payment of 34.5% of net income for the year compared to 37.6% for 2001. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements and the financial condition of the Bank.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with four full-service banking offices and one limited-service loan production office. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road, a branch located on U.S. Highway 441, which serves the Friendship community, and an in-store branch in the East Athens Wal-Mart Supercenter located on Lexington Road in Athens. The Bank's limited-service loan production office is located on North Milledge Avenue in Athens. In addition to these branch locations, the Bank also has three automated teller machines and three cash dispensing machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and small to medium-sized businesses in Oconee and surrounding counties, while striving daily to live up to its motto as "The Bank of Friendly Service."

Financial Highlights



	Years Ended December 31, 2002	2001	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income	$ 2,612	$ 2,393	9.1%
Cash dividends paid	900	900	---
Per share:			
Net income	2.90	2.66	9.1%
Cash dividends paid	1.00	1.00	---
Book value	21.13	18.66	13.2%
At Year End			
Total assets	246,643	212,524	16.1%
Earning assets	234,526	201,037	16.7%
Investment securities	38,899	36,194	7.5%
Loans	179,552	151,287	18.7%
Reserve for loan losses	2,099	1,812	15.8%
Deposits	211,363	179,728	17.6%
Shareholders' equity	19,013	16,793	13.2%
No. of shares outstanding	899,885	899,885	---
Full-time equivalent employees	82.0	79.5	3.1%
Financial Ratios			
Return on average assets (ROA)	1.16%	1.22%	
Return on average equity (ROE)	14.27%	14.50%	
Net interest margin	4.04%	4.27%	

NET INCOME


3,000
2,500
2,000
1,500
1,000
500
0
(THOUSANDS)
1998
1999
2000
2001
2002

TOTAL ASSETS


250
200
150
100
50
0
(MILLIONS)
1998
1999
2000
2001
2002

TOTAL LOANS


180
160
140
120
100
80
60
40
20
0
(MILLIONS)
1998
1999
2000
2001
2002

TOTAL DEPOSITS


250
200
150
100
50
0
(MILLIONS)
1998
1999
2000
2001
2002

DIVIDENDS PER SHARE


1.20
1.00
0.80
0.60
0.40
0.20
0.00
1998
1999
2000
2001
2002



Management's Discussion & Analysis

This analysis of Oconee has been prepared to provide insight into the financial condition of the Company, and addresses the factors which have affected the Company's results of operations. The Company's financial statements and accompanying notes which follow are an integral part of this review and should be read in conjunction with it.

Selected Financial Information

		2002	2001	2000	1999	1998
		(Amounts in thousands.)				
Net interest income	$	8,665	8,022	7,887	6,371	5,765
Other operating income	$	2,504	1,922	1,377	1,288	1,252
Provision for loan losses	$	555	300	387	116	61
Net income	$	2,612	2,393	2,467	2,203	2,032
Net income per common share	$	2.90	2.66	2.74	2.45	2.26
Total assets	$	246,643	212,524	181,925	152,139	130,652
Cash dividends declared per common share	$	1.00	1.00	1.10	1.00	.80

RESULTS OF OPERATIONS

Net Interest Income

The Company's earnings depend to a large degree on net interest income, which is the difference between the interest income received from its earning assets (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposit liabilities.

Net interest income in 2002, which was $8,665,000, increased by $643,000, or 8.0%, over 2001. Net interest income improved as a result of increases in interest earning assets out pacing the growth in interest bearing liabilities and the slight improvement in the net interest spread from 3.48% to 3.51% for the years ended December 31, 2001 and 2002, respectively.

Net interest income in 2001, which was $8,022,000, increased by $135,000, or 2%, over 2000. The increase is primarily attributable to the increase in interest and fees on loans offset by increases in interest expense on time deposits. Net yield on average interest earning assets (4.27% in 2001 and 5.14% in 2000) decreased approximately 0.87% in 2001 from 2000. This decrease was attributable to a 0.80% decrease in the net interest rate spread from 2000 to 2001, primarily caused by a decrease in the prime lending rate of 4.50%, as well as the Bank having a Federal Home Loan Bank advance outstanding for the full year during 2001 as opposed to 2000 when the advance was outstanding from August through December.

Provision for Loan Losses

Provisions for loan losses are charged to income in order to bring the total allowance for loan losses to a level deemed appropriate by management of the Company based on factors such as management's judgment as to losses within the Company's loan portfolio including the valuation of impaired loans, loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and management's assessment of the quality of the loan portfolio and general economic climate.

The provision for loan losses in 2002 was $555,000 compared to $300,000 in 2001. The increase in the provision for loan losses was primarily attributable to the need for a higher provision due to an increase in the Bank's non-performing loans and to accommodate the growth in loans. The allowance for loan losses represented approximately 1.17% of total loans outstanding at December 31, 2002 compared to 1.20% at December 31, 2001. Although non-performing loans increased as compared to the prior year, the allowance as a percentage of loans decreased as compared to the prior year



as the Bank's portfolio mix is moving from higher risk commercial credit to mortgage loans. Net charge-offs for 2002 were $268,000 compared to $296,000 during 2001. Net charge-offs as a percentage of the provision for loan losses were 48.3% and 98.7% for the years ended December 31, 2002 and 2001, respectively. A dedicated loan review function is utilized by the Company which is supplemented by the use of an outside loan review specialist. All loans $250,000 or more are reviewed annually and placed into various loan grading categories which assist management in developing lists of potential problem loans. These loans are regularly monitored by the loan review process to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. Management believes that these levels of allowance are appropriate based upon the Company's loan portfolio and current economic conditions.

The provision for loan losses in 2001 was $300,000 compared to $387,000 in 2000. The decrease in the provision for loan losses was attributable to the Bank's internal calculation to determine the adequacy of its loan loss reserve. The allowance for loan losses represented approximately 1.20% of total loans outstanding at December 31, 2001 compared to 1.50% at December 31, 2000. Net charge-offs for 2001 were $296,000 compared to $48,000 during 2000. This increase is primarily due to two significant charge-offs totaling approximately $258,000.

Non-Interest Income

Other income in 2002 of $2,504,000 increased from 2001 by $512,000 or 25.7% due primarily to an increase in fee income on mortgage loans of $339,000 or 43.5% along with an increase of $115,000 or 12.8% in service charges on deposit accounts. The increase in fee income on mortgage loans is primarily due to the continued strong demand for refinancing of existing mortgage loans due to low interest rates. Mortgage loan volume increased from $53,924,000 to $59,359,000 for the years ended December 31, 2001 and 2002, respectively. The increase in service charges on deposit accounts is due primarily to growth in the number of the Bank's deposit accounts.

Other income in 2001 of $1,992,000 increased from 2000 by $614,000 or 45% due primarily to an increase in fee income on mortgage loans of $292,000 or 60% along with an increase of $119,000 or 15% in service charges on deposit accounts. The increase in fee income on mortgage loans is primarily due to strong demand for refinancing of existing mortgage loans due to low interest rates, as well as strong demand for mortgage loans on newly constructed homes in the Bank's market area. The increase in service charges on deposit accounts is due primarily to growth in the number of the Bank's deposit accounts.

Non-Interest Expense

Other expenses in 2002 of $6,849,000 increased by $534,000 or 8.5% over 2001. The increase in other expenses is primarily attributable to an increase in salaries and employee benefits expense of $436,000 or 11.3%. This increase is primarily attributable to merit increases for existing employees, increased employee benefits expense due to higher premiums for employee health insurance, and an increase in compensation earned by the Bank's commission-based mortgage loan originator. Also, other operating expenses increased by $50,000 or 3.1%.

Other expenses in 2001 of $6,315,000 increased by $969,000 or 18% over 2000. The increase in other expenses is primarily attributable to an increase in salaries and employee benefits expense of $658,000 or 21%. This increase is due to the hiring of a new commercial lender, increased compensation earned by the Bank's commission-based mortgage loan originator, and merit increases for existing employees. Also, other operating expenses increased by $185,000 or 13%.

Income Tax Expense

The Company's effective tax rates were 31%, 30% and 30% for the years ended December 31, 2002, 2001, and 2000, respectively.



Management's Discussion & Analysis, continued

Summary

During 2002, average total assets increased $28,595,000 (14.5%) over 2001. Average deposits increased $23,940,000 (16.4%) in 2002 over 2001. Average loans increased $32,013,000 (22.5%) in 2002 over 2001.

Year-end balances at December 31, 2002 and 2001 reflect an increase in total assets of $34,119,000 (16.1%) from 2001 to 2002. Total deposits increased $31,635,000 (17.6%) from 2001 to 2002 while total gross loans increased $28,265,000 (18.7%) during 2002. Time deposits increased $9,674,000 (11.2%) from 2001 to 2002 while all other deposit accounts increased $21,961,000 (23.6%) from 2001 to 2002.

Investment Securities

All of the Company's investment securities are held in the available-for-sale ("AFS") category. At December 31, 2002, the market value of AFS securities totaled $38,899,000, compared to $36,194,000 and $30,057,000 at December 31, 2001 and 2000, respectively. The following table presents the market value of the presently held AFS securities for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
Available for sale			
State, county and municipal	$ 14,786,132	$ 14,789,848	$ 12,738,644
United States treasuries and agencies	15,099,712	8,322,957	9,448,516
Mortgage-backed	8,513,393	12,581,426	7,870,038
Trust preferred securities	500,000	500,000	---
Totals	$ 38,899,237	$ 36,194,231	$ 30,057,198

Loans

The loan portfolio is the largest category of the Company's earning assets and is comprised of commercial loans, real estate mortgage loans, real estate construction loans and consumer loans. The Company restricts its primary lending market to Oconee County, Georgia and secondary market of those counties contiguous to Oconee County, which includes Clarke, Greene, Morgan, Walton, Barrow and Oglethorpe, as well as Madison County, which is not contiguous to Oconee County, but is a part of the Athens Standard Metropolitan Statistical Area.

As of December 31, 2002, loans outstanding were $179,552,000, an increase of $28,265,000 or 19% over the December 31, 2001 balance of $151,287,000. Most of this growth was attributable to growth in real estate mortgage loans. Real estate mortgage loans grew $19,333,000 in 2002. Real estate construction loans and commercial loans increased $5,882,000 and $3,312,000 in 2002, respectively. As a percentage of the Company's total loan portfolio, real estate mortgage loans represented 52.1% in 2002, 49.0% in 2001 and 52.1% in 2000. Over the same period commercial loans represented 12.0%, 12.0% and 13.3% of the Company's total loan portfolio, respectively. Real estate construction loans made up 28.6%, 30.0% and 24.1% of the Company's total loan portfolio at December 31, 2002, 2001 and 2000, respectively. Consumer loans represented 7.4%, 9.0% and 10.5% of the Company's total loan portfolio at December 31, 2002, 2001 and 2000, respectively.

Although the overall national economy slowed during 2002, the local economy remained strong. Construction of new homes in the area continued to increase, as did development of new subdivisions. This strong local economy continued to supply demand for loans and other services offered by the Bank. These loan increases were primarily funded by increases in deposits during 2002.



Non-performing Assets

Non-performing assets, comprised of non-accrual loans, other real estate owned, other repossessed assets and loans for which payments are more than 90 days past due, totaled $2,899,000 at December 31, 2002 compared to $988,000 at December 31, 2001. This increase is attributable to an increase in nonaccrual loans and other real estate owned. The increase in nonaccrual loans was primarily due to two loans totaling $841,000 to one customer who filed bankruptcy in August and one loan to another customer totaling $817,000 which were moved to nonaccrual status during 2002. The two loans totaling $841,000 are secured by a large tract of land which is pending sale. The $817,000 loan is secured by a motel. There were no related party loans which were considered non-performing at December 31, 2002.

Management continually monitors the loan portfolio to ensure that all loans potentially having a material adverse impact on future operating results, liquidity or capital resources have been classified as non-performing. Should economic conditions deteriorate, the inability of distressed customers to service their existing debt could cause higher levels of non-performing loans.

Deposits

The Company primarily uses deposits to fund its loan and investment portfolios. The Company offers a variety of deposit accounts to individuals and businesses. Deposit accounts include checking, savings, money market and time deposits. As of December 31, 2002, total deposits were $211,363,000, an increase of $31,635,000 or 17.6% over the December 31, 2001 balance of $179,728,000. The increase in deposits is primarily attributable to growth in savings, which resulted from deposit campaigns throughout 2002.

Time deposits in amounts of $100,000 or more totaled $27,709,000, $18,621,000 and $24,143,000 at December 31, 2002, 2001 and 2000, respectively.

Transactions with Related Parties

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. At December 31, 2002, the Company had loans outstanding to related parties of $4,792,000 and deposits of related parties were $7,963,000.

Liquidity

The Company must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply new borrowers with funds. To meet these obligations, the Company keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of the Company to monitor its liquidity to meet regulatory requirements and their local funding requirements.

The Company monitors its liquidity position on a semi-monthly basis. The primary tool used in this analysis is an internal calculation of a liquidity ratio. This ratio is arrived at by dividing the Company's short-term and marketable assets, including cash, federal funds sold, and unpledged investment securities, by the sum of the Company's deposit liabilities and securities sold under agreement to repurchase. At December 31, 2002, the Company's liquidity ratio was 15.5%.

The Company maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, the Company has arrangements with correspondent banks for short term unsecured advances up to $7,000,000. Additional liquidity is provided to the Company through FHLB advances up to $19,946,000, of which $13,300,000 was outstanding at December 31, 2002.



Management's Discussion & Analysis, continued

Cash and cash equivalents increased $1,927,000 to a total of $15,865,000 at year-end 2002 as cash provided by operating activities and financing activities outpaced amounts used by investing activities. Cash inflows from operations totaled $3,726,000 in 2002, while inflows from financing activities totaled $30,833,000, most of which were net deposit increases during 2002 of $31,635,000, offset by cash dividends paid during 2002 of $900,000.

Investing activities used $32,631,000 of cash and cash equivalents, principally composed of net advances of loans to customers of $28,763,000 during 2002 and purchases of investment securities of $13,341,000, offset by proceeds from the sales, calls and maturities of investment securities totaling $11,411,000.

Contractual Obligations and Commitments

The Company has contractual obligations to make future payments pursuant to its agreement with the Federal Home Loan Bank ("FHLB") and is party to certain off-balance sheet arrangements.

At December 31, 2002, the Company had one advance from the FHLB outstanding in the amount of $13,300,000 which matures in August 2003 and calls for interest to be paid quarterly at a fixed rate of 6.34%.

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. At December 31, 2002, the contractual amounts of the Company's commitments to extend credit and standby letters of credit were $25,331,000 and $1,421,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and because they may expire without being drawn upon, the total commitment amount of $25,331,000 does not necessarily represent future cash requirements. Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

In the normal course of business the Bank is a party to financial instruments with off balance sheet risk. See note 9 to the consolidated financial statements for a discussion of these risks and contractual commitments.

Capital Resources

The Company continues to maintain capital ratios required to be deemed well capitalized. The following table presents the Company's regulatory capital position at December 31, 2002.

	Risk-Based Capital Ratios Actual as of December 31, 2002
Tier 1 Capital	10.2%
Tier 1 Capital minimum requirement	4.0%
Excess	6.2%
Total Capital	11.4%
Total Capital minimum requirement	8.0%
Excess	3.4%



	Leverage Ratio As of December 31, 2002
Tier 1 Capital to average total assets	7.5%
Minimum leverage requirement	3.0%
Excess	4.5%

The following table sets out certain ratios of the Company for the years indicated.

	2002	2001	2000
Net income to:			
Average stockholders' equity	14.27%	14.50%	17.46%
Average assets	1.16%	1.22%	1.53%
Dividends to net income	34.45%	37.61%	40.13%
Average equity to average assets	8.13%	8.39%	8.79%

For a more complete discussion of the actual and required ratios of the Company, see note 11 to the consolidated financial statements and "Supervision and Regulation – Capital Adequacy."

Asset/Liability and Interest Rate Sensitivity Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board of Directors of the Bank on a monthly basis.

The absolute level and volatility of interest rates can have a significant impact on Oconee's profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates, in order to achieve Oconee's overall financial goals. Based on economic conditions, asset quality and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges.

Oconee uses income simulation modeling as a tool in measuring interest rate risk and managing interest rate sensitivity. Simulation modeling considers not only the impact of changing market rates of interest on future net interest income, but also other potential causes of variability.

Interest rate sensitivity is a function of the repricing characteristics of Oconee's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest earning assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structures of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in Oconee's current portfolio that are subject to repricing at various time horizons: immediate; one to three months; four to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gap.

One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by citing all liabilities that reprice or taking all assets that reprice or mature within a given time frame and subtracting all liabilities



Management's Discussion & Analysis, continued

that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

Oconee also measures its short-term exposure to interest rate risk by simulating the impact to net interest income under several rate change levels. Interest-earning assets and interest-bearing liabilities are rate shocked to stress test the impact to the Bank's net interest income and margin. The rate shock levels span three 100 basis point increments up and down from current interest rates. This information is used to monitor interest rate exposure risk relative to anticipated interest rate trends. Asset/liability management strategies are developed based on this analysis in an effort to limit the Bank's exposure to interest rate risk.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Investment securities are reported based on the adjusted cost basis. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "Three Months or Less" category, although historical experience has proven the rates of these deposits to be more stable over the course of a year.



At December 31, 2002
Maturing or Repricing in
(dollars in thousands)

	Three Months or Less	Four Months to 12 Months	1 to 5 Years	Over 5 Years	Total
Interest-earning assets:					
Investment securities	$ 10,493	3,248	1,241	22,977	37,959
Federal funds sold	8,466	---	---	---	8,466
Loans	94,371	37,861	50,188	1,393	183,813
Total interest-bearing assets	$ 113,330	41,109	51,429	24,370	230,238
Interest-bearing liabilities:					
Deposits:					
Savings and demand	$ 90,936	---	---	---	90,936
Time deposits	11,539	37,095	47,724	78	96,436
Federal Home Loan Bank advances	---	13,300	---	---	13,300
Repurchase agreements	742	---	---	---	742
Total interest-bearing liabilities	$ 103,217	50,395	47,724	78	201,414
Interest sensitive difference per period	$ 10,113	(9,286)	3,705	24,292	28,824
Cumulative interest sensitivity difference	$ 10,113	827	4,532	28,824	
Cumulative difference to total earning assets	4.39%	0.36%	1.97%	12.52%	

Note: For purposes of this analysis, nonaccrual loans, overdrafts and unearned interest are not included in Loans.

At December 31, 2002 the difference between the Company's assets and liabilities repricing or maturing within one year was $827,000. Due to an excess of assets repricing or maturing within one year, a rise in interest rates would generally cause the Company's net interest income to increase.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table. In addition, significant rate decreases would not likely be reflected in the liability repricing and therefore would make the bank more sensitive in a falling rate environment.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. The Company copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net earnings relative to its dividend payout policy.



Independent Accountant's Report


PKM

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Oconee Financial Corporation:

We have audited the accompanying consolidated balance sheets of Oconee Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 14, 2003

Consolidated Balance Sheets
December 31, 2002 and 2001



		2002	2001
Assets			
Cash and due from banks, including reserve requirements of $2,964,000 and $2,269,000	$	7,399,399	8,051,077
Federal funds sold		8,466,000	5,887,000
Cash and cash equivalents		15,865,399	13,938,077
Investment securities		38,899,237	36,194,231
Other investments		1,090,429	765,429
Mortgage loans held for sale		6,842,457	6,902,766
Loans, net		177,453,707	149,475,302
Premises and equipment, net		3,454,182	2,253,136
Accrued interest receivable and other assets		3,037,671	2,995,063
	$	246,643,082	212,524,004
Liabilities and Stockholders' Equity			
Deposits:			
Demand	$	23,991,371	22,041,622
Interest-bearing demand		56,637,322	53,669,317
Savings		34,298,949	17,256,006
Time		96,435,702	86,761,307
Total deposits		211,363,344	179,728,252
Securities sold under repurchase agreements		742,396	645,016
Federal Home Loan Bank advances		13,300,000	13,300,000
Accrued interest payable and other liabilities		2,224,338	2,057,315
Total liabilities		227,630,078	195,730,583
Stockholders' equity:			
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,885 shares		1,799,770	1,799,770
Additional paid-in capital		4,246,832	4,246,832
Retained earnings		12,383,367	10,671,321
Accumulated other comprehensive income		583,035	75,498
Total stockholders' equity		19,013,004	16,793,421
	$	246,643,082	212,524,004

See accompanying notes to consolidated financial statements.



Consolidated Statements of Earnings
For the Years Ended December 31, 2002, 2001 and 2000

		2002	2001	2000
Interest income:				
Interest and fees on loans	$	13,050,387	13,271,683	11,518,428
Interest on federal funds sold		104,368	452,596	404,551
Interest and dividends on securities:				
U. S. Treasuries and government agencies		991,561	1,314,972	1,356,630
State, county and municipal		713,056	713,717	752,648
Other		64,218	72,383	39,426
Interest on interest-bearing deposits with banks		-	1,876	5,206
Total interest income		14,923,590	15,827,227	14,076,889
Interest expense:				
Interest-bearing demand deposits		887,176	1,142,992	1,180,610
Savings deposits		609,431	284,883	195,484
Time deposits		3,885,384	5,485,150	4,435,334
Federal Home Loan Bank advances		854,931	854,931	303,995
Other		21,898	37,078	74,903
Total interest expense		6,258,820	7,805,034	6,190,326
Net interest income		8,664,770	8,022,193	7,886,563
Provision for loan losses		555,000	300,000	386,600
Net interest income after provision for loan losses		8,109,770	7,722,193	7,499,963
Other income:				
Service charges		1,013,876	899,088	780,368
Gain (loss) on sale of securities		4,357	-	(161,867)
Mortgage banking income		1,118,722	779,960	487,938
Miscellaneous		367,224	312,456	270,782
Total other income		2,504,179	1,991,504	1,377,221
Other expenses:				
Salaries and employee benefits		4,300,182	3,863,829	3,205,107
Occupancy		901,460	853,498	727,866
Other operating		1,647,546	1,598,127	1,413,242
Total other expenses		6,849,188	6,315,454	5,346,215
Earnings before income taxes		3,764,761	3,398,243	3,530,969
Income tax expense		1,152,830	1,005,714	1,064,187
Net earnings	$	2,611,931	2,392,529	2,466,782
Net earnings per share	$	2.90	2.66	2.74

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2002, 2001 and 2000



		2002	2001	2000
Net earnings	$	2,611,931	2,392,529	2,466,782
Other comprehensive income, net of income taxes:				
Unrealized gains on securities available for sale:				
Holding gains arising during period, net of tax of $312,197, $150,176 and $285,057		510,240	245,442	465,884
Reclassification adjustment for losses (gains) included in net earnings, net of (tax) benefit of ($1,654), $0 and $61,445		(2,703)	-	100,422
Total other comprehensive income		507,537	245,442	566,306
Comprehensive income	$	3,119,468	2,637,971	3,033,088

See accompanying notes to consolidated financial statements.



Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	$ 1,799,940	4,249,160	7,701,769	(736,250)	13,014,619
Purchase and retirement of common stock	(170)	(2,328)	-	-	(2,498)
Cash dividends declared ($1.10) per share	-	-	(989,874)	-	(989,874)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	566,306	566,306
Net earnings	-	-	2,466,782	-	2,466,782
Balance, December 31, 2000	1,799,770	4,246,832	9,178,677	(169,944)	15,055,335
Cash dividends declared ($1.00) per share	-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	245,442	245,442
Net earnings	-	-	2,392,529	-	2,392,529
Balance, December 31, 2001	1,799,770	4,246,832	10,671,321	75,498	16,793,421
Cash dividends declared ($1.00) per share	-	-	(899,885)	-	(899,885)
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	507,537	507,537
Net earnings	-	-	2,611,931	-	2,611,931
Balance, December 31, 2002	$ 1,799,770	4,246,832	12,383,367	583,035	19,013,004

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2002, 2001 and 2000



	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 2,611,931	2,392,529	2,466,782
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Depreciation, amortization and accretion	459,745	307,402	306,446
Provision for loan losses	555,000	300,000	386,600
Provision for deferred taxes	(31,832)	(340)	(120,110)
(Gain) loss on sale of investment securities	(4,357)	-	161,867
Gain on sale of premises and equipment	-	-	(1,500)
Change in:			
Accrued interest receivable and other assets	(91,709)	(109,877)	(311,353)
Accrued interest payable and other liabilities	167,023	(95,011)	375,384
Mortgage loans held for sale	60,309	(4,624,153)	(411,223)
Net cash provided (used) by operating activities	3,726,110	(1,829,450)	2,852,893
Cash flows from investing activities:			
Purchase of other investments	-	-	(272,800)
Purchase of investment securities available for sale	(13,340,887)	(19,943,661)	(2,950,769)
Proceeds from calls and maturities of investment securities available for sale	10,416,083	14,274,230	2,077,390
Proceeds from sales of investment securities available for sale	995,331	-	8,847,572
Investment in unconsolidated subsidiary	(325,000)	-	-
Net change in loans	(28,763,015)	(28,241,918)	(30,058,833)
Purchases of premises and equipment	(1,613,887)	(413,792)	(922,619)
Proceeds from sales of premises and equipment	-	-	1,500
Proceeds from sales of other real estate	-	-	2,736
Net cash used by investing activities	(32,631,375)	(34,325,141)	(23,275,823)
Cash flows from financing activities:			
Net change in deposits	31,635,092	29,190,635	14,010,408
Net change in securities sold under repurchase agreements	97,380	(191,071)	(29,821)
Proceeds from Federal Home Loan Bank advances	-	-	13,300,000
Dividends paid	(899,885)	(989,874)	(899,970)
Purchase and retirement of stock	-	-	(2,498)
Net cash provided by financing activities	30,832,587	28,009,690	26,378,119
Net increase (decrease) in cash and cash equivalents	1,927,322	(8,144,901)	5,955,189
Cash and cash equivalents at beginning of year	13,938,077	22,082,978	16,127,789
Cash and cash equivalents at end of year	$ 15,865,399	13,938,077	22,082,978



Consolidated Statements of Cash Flows, continued
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 6,371,957	7,908,814	5,941,998
Income taxes	$ 901,000	1,044,000	869,000
Noncash investing and financing activities:			
Change in net unrealized loss on investment securities available for sale, net of tax	$ 507,537	245,442	566,306
Change in dividends payable	$ -	(89,989)	89,904
Transfer of loans to other real estate	$ 229,610	73,164	-
Financed sale of other real estate	$ -	73,164	-



(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

In September 2002, OSB Services, Inc., a wholly owned subsidiary of the Bank, acquired an 8% ownership interest in Community Insurance Group, LLC through an initial capital contribution of $325,000. Community Insurance Group, LLC was formed for the purpose of offering insurance products and services. The investment in Community Insurance Group, LLC is accounted for using the cost method of accounting.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Investment Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for sale in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2002 and 2001, the Company had classified all of its investment securities as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.



Notes to Consolidated Financial Statements, continued

(1) Summary of Significant Accounting Policies, continued

Other Investments

Other investments include Federal Home Loan Bank stock and other equity securities with no readily determinable fair value. These investment securities are carried at cost.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. At December 31, 2002 and 2001, the cost of mortgage loans held for sale approximates the market value.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan fees, net of certain origination costs, have been deferred and are being amortized over the lives of the respective loans.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in seven different categories. Grades four through seven are assigned allocations of loss based on standard regulatory loss percentages. All other loans are assigned loss allocations based on historical credit loss percentages. The combination of these results are compared quarterly to the recorded allowance for loan losses. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and the future provisions for estimated loan losses.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in earnings for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years



(1) **Summary of Significant Accounting Policies, continued**

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Mortgage Banking Income

Mortgage banking income represents net gains from the sale of mortgage loans and fees received from borrowers and loan investors related to the Bank's origination of single-family residential mortgage loans.

Net Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common shares outstanding during 2002, 2001 and 2000. For each of those years, net earnings per share is calculated using the weighted average shares outstanding during the period of 899,885.

Reclassification

Reclassifications of certain amounts in the 2001 and 2000 financial statements have been made to conform with the financial statement presentation for 2002. The reclassifications have no effect on net earnings or stockholders' equity as previously reported.



Notes to Consolidated Financial Statements, continued

(2) Investment Securities

Investment securities available for sale at December 31, 2002 and 2001 are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries and government agencies	$ 14,950,595	154,628	5,511	15,099,712
State, county and municipal	14,305,211	513,832	32,911	14,786,132
Mortgage-backed securities	8,203,659	310,170	436	8,513,393
Trust preferred securities	500,000	-	-	500,000
Total	$ 37,959,465	978,630	38,858	38,899,237

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government agencies	$ 8,155,141	171,916	4,100	8,322,957
State, county and municipal	14,765,014	202,840	178,006	14,789,848
Mortgage-backed securities	12,652,384	20,763	91,721	12,581,426
Trust preferred securities	500,000	-	-	500,000
Total	$ 36,072,539	395,519	273,827	36,194,231

The amortized cost and fair value of investment securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 13,210,131	13,254,263
Due from one to five years	1,240,505	1,315,204
Due from five to ten years	4,228,695	4,426,242
Due after ten years	11,076,475	11,390,135
Mortgage-backed securities	8,203,659	8,513,393
	$ 37,959,465	38,899,237

Proceeds from sales of securities available for sale during 2002 were $995,331. Gross gains of $4,357 were realized on 2002 sales. Proceeds from sales of securities available for sale during 2000 were $8,847,572. Gross gains of $2,861 and gross losses of $164,728 were realized on 2000 sales. There were no sales of securities during 2001.

Securities with a carrying value of approximately $24,877,000 and $22,419,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes as required by law.



(3) Loans

Major classifications of loans at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Commercial, financial and agricultural	$ 21,466,048	18,154,481
Real estate - mortgage	93,464,207	74,130,798
Real estate - construction	51,268,113	45,386,203
Consumer	13,354,030	13,615,861
Total loans	179,552,398	151,287,343
Less allowance for loan losses	2,098,691	1,812,041
Total net loans	$ 177,453,707	149,475,302

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties including Oconee and Clarke. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

At December 31, 2002 and 2001, the recorded investment in loans that were on nonaccrual loan status and considered to be impaired was approximately $2,597,000 and $911,000, respectively. The related allowance for loan losses on these loans was approximately $390,000 and $137,000 at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans for the twelve months ended December 31, 2002 and 2001 was approximately $1,140,000 and $449,000, respectively. For the years ended December 31, 2002, 2001 and 2000, the Company recognized approximately $98,000, $57,000 and $10,000, respectively, of interest income on impaired loans.

Changes in the allowance for loan losses were as follows:

	2002	2001	2000
Balance at beginning of year	$ 1,812,041	1,807,671	1,469,126
Provision for loan losses	555,000	300,000	386,600
Amounts charged off	(300,048)	(381,521)	(97,676)
Recoveries on amounts previously charged off	31,698	85,891	49,621
Balance at end of year	$ 2,098,691	1,812,041	1,807,671

(4) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2002	2001
Land	$ 1,209,929	459,929
Buildings and improvements	2,474,501	1,853,636
Furniture and equipment	2,921,606	2,678,584
	6,606,036	4,992,149
Less accumulated depreciation	3,151,854	2,739,013
	$ 3,454,182	2,253,136

Depreciation expense was $412,841, $379,385 and $329,780 for the years ended December 31, 2002, 2001 and 2000, respectively.



Notes to Consolidated Financial Statements, continued

(5) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $27,709,000 and $18,621,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposits are as follows:

2003	$ 48,601,684
2004	44,064,244
2005	1,687,516
2006	429,321
2007	1,575,145
Thereafter	77,792
	$ 96,435,702

At December 31, 2002, the Bank had one customer with deposits of approximately $12,510,000.

(6) Income Taxes

The components of income tax expense in the statements of earnings are as follows:

	2002	2001	2000
Current	$ 1,184,662	1,006,054	1,184,297
Deferred	(31,832)	(340)	(120,110)
Total income tax expense	$ 1,152,830	1,005,714	1,064,187

The differences between income tax expense and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	2002	2001	2000
Pretax income at statutory rates	$ 1,280,019	1,155,403	1,200,529
Add (deduct):			
Tax exempt interest income	(232,608)	(231,880)	(258,405)
Non-deductible interest expense	28,093	40,424	38,178
State taxes, net of federal effect	84,791	42,590	78,896
Other	(7,465)	(823)	4,989
	$ 1,152,830	1,005,714	1,064,187

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2002 and 2001.

	2002	2001
Deferred income tax assets:		
Allowance for loan losses	$ 710,462	601,649
Other real estate	28,947	25,952
Other	4,589	13,155
Total gross deferred income tax assets	743,998	640,756
Deferred income tax liabilities:		
Premises and equipment	125,776	54,366
Unrealized gains on investment securities available for sale	356,737	46,194
Total gross deferred income tax liabilities	482,513	100,560
Net deferred income tax asset	$ 261,485	540,196



(7) Federal Home Loan Bank Advances

The Bank has an agreement with the Federal Home Loan Bank ("FHLB") whereby the FHLB agreed to provide the Bank credit facilities. Any amounts advanced by the FHLB are secured under a blanket floating lien on all of the Bank's 1-4 family first mortgage loans, which totaled approximately $26,595,000 and $25,569,000 at December 31, 2002 and 2001, respectively. The Bank may draw advances up to 75% of the outstanding balance of these loans based on the agreement with the FHLB. At December 31, 2002 and 2001, the Bank had one advance outstanding in the amount of $13,300,000, which matures in August 2003, and calls for interest to be paid quarterly at a fixed rate of 6.34%.

(8) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans for 2002:

Beginning balance	$ 4,073,000
New loans	5,344,000
Repayments	(4,625,000)
Ending balance	$ 4,792,000

Deposits from related parties totaled approximately $7,963,000 and $9,316,000 as of December 31, 2002 and 2001, respectively.

(9) Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

	Contractual Amount	
	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 25,331,000	22,002,000
Standby letters of credit and financial guarantees written	$ 1,421,000	715,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.



Notes to Consolidated Financial Statements, continued

(9) Commitments, continued

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company sells participations in certain types of loans in order to comply with legal lending limits. At December 31, 2002, the Company had participations sold outstanding of approximately $6,718,000. Of the total participations sold, approximately $3,698,000 has been sold under agreements that provide for the participating institutions to receive 100% of their investment prior to the Company receiving any principle payments, regardless of repayment, default, foreclosure or liquidation.

The Company has $7,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions.

(10) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contribution by the Company for 2002, 2001 and 2000 was approximately $264,000, $241,800 and $180,900, respectively.

(11) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.



(11) Regulatory Matters, continued

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk-Weighted Assets)	$ 20,410	11.4%	$ 14,328	8.0%	$ 17,909	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 18,311	10.2%	$ 7,164	4.0%	$ 10,746	6.0%
Tier 1 Capital (to Average Assets)	$ 18,311	7.5%	$ 9,786	4.0%	$ 12,233	5.0%
As of December 31, 2001:						
Total Capital (to Risk-Weighted Assets)	$ 18,380	11.8%	$ 12,519	8.0%	$ 15,649	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 16,568	10.6%	$ 6,259	4.0%	$ 9,389	6.0%
Tier 1 Capital (to Average Assets)	$ 16,568	8.0%	$ 8,275	4.0%	$ 10,344	5.0%

(12) Stockholders' Equity

On April 16, 2001, the Board of Directors of the Company declared a 5-for-1 stock split payable to stockholders of record on May 8, 2001. All share and per share amounts have been changed to reflect the stock split for all periods presented.

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, and the ratio of equity capital to total assets. Approximately $1,321,000 is available for payment of dividends from the Bank to the Company in 2003.

(13) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company, but rather a good faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents

For cash, due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices.



Notes to Consolidated Financial Statements, continued

(13) Fair Value of Financial Instruments, continued

Loans and Mortgage Loans Held for Sale

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. Mortgage loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

Other Investments

The carrying amount of other investments approximates fair value.

Deposits and Securities Sold Under Repurchase Agreements

The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

FHLB Advances

The fair value of FHLB advances is estimated based upon discounted future cash flows using a discount rate comparable to the current market rate for such borrowings.

Commitments to Extend Credit and Standby Letters of Credit

Commitments to extend credit and standby letters of credit are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.



(13) Fair Value of Financial Instruments, continued

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 15,865	15,865	13,938	13,938
Investment securities	$ 38,899	38,899	36,194	36,194
Other investments	$ 1,090	1,090	765	765
Mortgage loans held for sale	$ 6,842	6,842	6,903	6,903
Loans, net	$ 177,453	178,008	149,475	151,045
Liabilities:				
Deposits and securities sold under repurchase agreement	$ 212,106	212,558	180,373	182,072
FHLB advances	$ 13,300	13,481	13,300	13,758

(14) Other Operating Expenses

Components of other operating expenses which are greater than 1% of interest income and other income are as follows:

	2002	2001	2000
Professional fees	$ 293,435	241,092	197,793
Marketing expenses	$ 187,622	206,590	211,387

(15) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Cash	$ 1,015,056	1,050,161
Investment in subsidiary	18,893,984	16,643,625
Other assets	2,513	5,029
	$ 19,911,553	17,698,815
Liabilities and Stockholders' Equity		
Other liabilities	$ 898,549	905,394
Stockholders' equity	19,013,004	16,793,421
	$ 19,911,553	17,698,815



Notes to Consolidated Financial Statements, continued

(15) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Earnings

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Dividends from subsidiary	$ 899,885	899,885	1,122,878
Other expenses	49,606	63,472	22,533
Earnings before income taxes and equity in undistributed earnings of subsidiary	850,279	836,413	1,100,345
Income tax benefit	18,830	24,094	8,554
Earnings before equity in undistributed earnings of subsidiary	869,109	860,507	1,108,899
Equity in undistributed earnings of subsidiary	1,742,822	1,532,022	1,357,883
Net earnings	$ 2,611,931	2,392,529	2,466,782

Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 2,611,931	2,392,529	2,466,782
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,742,822)	(1,532,022)	(1,357,883)
Change in:			
Other assets	2,516	2,515	3,415
Other liabilities	(6,845)	2,638	(6,430)
Net cash provided by operating activities	864,780	865,660	1,105,884
Cash flows from financing activities:			
Dividends paid	(899,885)	(989,874)	(899,970)
Purchase and retirement of common stock	-	-	(2,498)
Net cash used by financing activities	(899,885)	(989,874)	(902,468)
Change in cash	(35,105)	(124,214)	203,416
Cash at beginning of year	1,050,161	1,174,375	970,959
Cash at end of year	$ 1,015,056	1,050,161	1,174,375

Vision

To serve the people and businesses of our market by providing quality financial products and services in a friendly and competent manner, while remaining a profitable, independent community bank.

Mission

It is our mission to become the "Bank of Choice" by devoting ourselves to the progress and growth of our institution for our community, customers, employees, and stockholders by:

- promoting economic growth and involvement in the community
- providing personalized quality service and products that meet and exceed customer expectations
- being the "Employer of Choice" by promoting the personal and professional growth of our employees
- earning increased value for our stockholders

Values

To achieve our vision and mission we shall:

- embrace a commitment to excellence
- develop knowledgeable, competent and professional employees
- deliver quality service
- provide value to our stockholders
- be accountable for delivering what we promise
- demonstrate honesty and integrity in all our actions



Board of Directors


We wish to express our appreciation to the owners of Ashford Manor Bed & Breakfast for allowing us to use their facility for our photographs.

1. **John A. Hale**
   (Vice Chairman)
   Retired
   Hale's Dairy

2. **Ann B. Powers**
   Art Teacher
   Colham Ferry Elementary School

3. **Jimmy L. Christopher**
   Self-employed
   Certified Public Accountant

4. **Jerry K. Wages**
   Executive Vice President and
   Chief Financial Officer
   Oconee State Bank

5. **Carl R. Nichols**
   President
   Nichols Land & Investment Co.

6. **Douglas D. Dickens**
   (Chairman)
   President
   Dickens Farms, Inc.

7. **Virginia S. Wells**
   President and
   Chief Executive Officer
   Wells & Co. Realtors, Inc.

8. **Walter T. Evans, Sr.**
   Retired
   Georgia Poultry Supply

9. **B. Amrey Harden**
   President and
   Chief Executive Officer
   Oconee State Bank

10. **Henry C. Maxey**
    President
    Maxey Brothers, Inc.

11. **G. Robert Bishop**
    Northeast Region Office Manager
    Georgia Environmental
    Protection Division


1
2
3
4
5
6
7
8
9
10
11

Officers





1. **B. Amrey Harden**
   President
   Chief Executive Officer

2. **A. Glenn Snow**
   Vice President
   Commercial Loan Officer

3. **Kenneth D. Griffin**
   Banking Officer, Loans
   Athens Loan Center

4. **Michelle H. Watts**
   Banking Officer
   East Athens Wal-Mart
   Branch Manager

5. **L. Wayne Faglier**
   Assistant Vice President
   Loan Officer

6. **Debra D. Wroblewski**
   E-Banking Officer

7. **Michael J. Gibbons**
   Banking Officer,Loans

8. **R. Alan Brown**
   Assistant Vice President
   Loan Officer
   Bogart Branch

9. **A. Wayne Jones**
   Vice President
   Commercial Loan Officer

10. **M. Faye Seagraves**
    Human Resources Officer

11. **Timothy A. Watson**
    Vice President
    Commercial Loan Officer
    Athens Loan Center

12. **Steven A. Rogers**
    Assistant Vice President
    Controller

13. **Margaret E. Whieldon**
    Marketing Officer

14. **Cristi J. Donahue**
    Banking Officer
    Main Office Branch Manager
    Friendship Branch Manager

15. **W. Larry Mauldin**
    Compliance Officer

16. **Marisa M. Reynolds**
    Vice President
    Data Processing Officer

17. **Bobbie D. Hansford**
    Vice President
    Branch Administration
    Officer

18. **Donald L. Jesweak**
    Senior Vice President
    Senior Loan Officer

19. **Jerry K. Wages**
    Executive Vice President
    Chief Financial Officer


9 12
16
4 6 13
8 15 17
11
7
3
2
1 10 19
5 14
18

NOT PICTURED

William T. Harrell
Vice President
Mortgage Loans

John J. Webb
Assistant Vice President
Investment Sales



Shareholder Information

Oconee Financial Corporation
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 769-0287
Internet: www.oconeestatebank.com

Annual Meeting
Monday, May 5, 2003
7:30 P.M.
Oconee County Civic Center
2661 Hog Mountain Road
Watkinsville, Georgia 30677

Transfer Agent
Oconee State Bank
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 769-0287

Investor Relations
Jerry K. Wages
Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611

Independent Accountants
Porter Keadle Moore, LLP
Certified Public Accountants
235 Peachtree Street, NE
Suite 1800
Atlanta, Georgia 30303

Form 10-KSB
A copy of the Corporation's Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Executive Vice President & Chief Financial Officer
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

OCONEE FINANCIAL CORPORATION
Post Office Box 205
Watkinsville, Georgia 30677
(706) 769-6611

www.oconeestatebank.com